

02047095

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended July 31, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Registration Statements on Form F-3 of Elan Corporation, plc (Registration Nos. 333-10718 and 333-10726), the Registration Statement on Form F-4 of Elan Corporation, plc and the Post-Effective Amendments thereto on Forms F-3 and S-8 (No 333-12756), the Registration Statement of Elan and Athena Neuroscience Finance, LLC (No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361, 333-07136, 333-14240 and 33-27506).



Corporate Bulletin

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-407-5740
800-252-3526

ELAN ANNOUNCES RECOVERY PLAN

Recovery Plan Highlights

- *Create a new research and development focused biopharmaceutical company*
- *Purchased from Autoimmune royalty rights to Antegren and other products and development programs*
- *Divestiture of financial assets, non-core businesses, products and assets targeting proceeds of $1 billion in the next 9 months and a further $500 million by the end of 2003*
- *Cost reduction program through head count and infrastructure reductions and business rationalisations*
- *Elected not to exercise its purchase option to acquire certain dermatology products from GlaxoSmithKline, thereby eliminating future product payments of approximately $180 million*

DUBLIN, IRELAND, July 31, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced details of its plan to restructure its businesses, assets and balance sheet and to create a new Elan which will be a biopharmaceutical company focused in neurology, pain and autoimmune diseases. These businesses and development programs, already within Elan, represent areas of substantial growth potential. They include existing products currently being marketed and a broad pipeline of late stage clinical and preclinical programs.

The New Elan

The new Elan will be a biopharmaceutical company with world class research and development in neurology, pain and autoimmune diseases and a highly experienced and specialised sales and marketing organisation with critical mass in these core therapeutic areas. Its core pipeline comprises four products in development for six indications:

- *Antegren* (acute and chronic multiple sclerosis and Crohn's disease) in Phase III
- *Prialt* (severe chronic pain) in Phase III
- *Zonegran* (migraine and mania) in Phase II
- *ELN-154088* (pain) to begin Phase II trials this year.

The cost reduction program outlined below will not impact Elan's investment in its core research and development pipeline. Elan has one of the largest research efforts in Alzheimer's disease and two separate research and development collaborations (with Wyeth and Pharmacia) dedicated to developing treatments for the disorder through immunotherapeutics and inhibitors of beta secretase, respectively. Research is also being carried out in neurology, autoimmune diseases and pain, including multiple sclerosis, Parkinson's disease and rheumatoid arthritis.

Elan expects to file four New Drug Applications by the end of 2004 and up to five Investigational New Drug Applications in its core therapeutic areas by the end of 2003.

The objective of the Recovery Plan is to enable Elan to continue to meet its financial obligations and support its research and development pipeline thereby restoring value to shareholders and other stakeholders.

Dr. Garo Armen, Chairman of Elan, commented "Through the implementation of the recovery plan and the repositioning of the business we will secure the company's long-term future. We have made significant advances in recent weeks and are implementing tough decisions to make the new Elan a stronger company, reinforce our liquidity, preserve our pipeline and rebuild our credibility. The timely execution of our plan will restore value to our shareholders, employees and other stakeholders."

Acquisition of Royalty Rights held by Autoimmune

An initial key action taken in the implementation of its recovery plan was the purchase of royalty rights held by Autoimmune Disease Research & Development Corporation, Limited ("Autoimmune"). Royalty obligations were terminated in July 2002 for Antegren – for the treatment of relapsing forms of multiple sclerosis, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis – and for several other products and development programs including Maxipime, Azactam and Abelcet.

The total consideration for the royalty rights was $121.0 million which, after taking account of the redemption of Elan's investment of $38.5 million in Autoimmune resulted in a net cash cost of $82.5 million. No further revenues will be received from Autoimmune. All agreements relating to the risk sharing arrangement with Autoimmune have been terminated.

"This action demonstrates our commitment to preserving Elan's exciting pipeline of late stage and early stage products, including our lead product Antegren, a potential breakthrough treatment for multiple sclerosis and Crohn's disease, which is in phase III clinical trials" said Dr Garo Armen, Chairman of the Board. "Elan has high expectations for Antegren which we believe, if commercialised, will make a significant difference to the lives of patients. This action also represents an important first step in simplifying the company's balance sheet and delivering on our promise to reduce the complexity of Elan's business."

Divestiture Program

In addition to the divestiture of financial assets, the company has identified a substantial portfolio of businesses, assets and products which are no longer core to the new Elan and will be managed to maximise their present value to Elan. The company is targeting proceeds of $1 billion in the next 9 months and a further $500 million by the end of 2003. The asset disposals will lead to realised gains and losses. Morgan Stanley has been appointed to advise the company principally on asset disposals and UBS Warburg principally on capital structure matters.

Cost reduction program

In order to strengthen its financial position, the company is initiating a program of cost reductions which will result in an operating cost structure appropriate for the repositioned company. The implementation of the cost reduction program will result in reduced operating expenditure of approximately $300 million on an annual basis, as compared to the projected operating cost base of the current business. In addition, costs and revenues will be reduced as both profitable and loss making non-core businesses, assets and products are divested.

As of 30 June 2002 the company employed approximately 4,700 employees. The implementation of the cost reduction program will reduce headcount by approximately 1,000 employees by 31 December 2002. As non-core businesses are disposed of, headcount would be further reduced as employees are transferred to acquiring companies. At 30 June 2002, approximately 2,100 people are employed in non-core businesses.

As the recovery plan is implemented, Elan expects to record charges for severance, retention and other similar restructuring costs. The amount of these charges will depend on the businesses, assets and products disposed and the amount of the proceeds received. The cash element of any such charges relating primarily to severance, retention and restructuring costs is not expected to exceed $200 million over the next 18 months.

Financial Position

The company results will be impacted by several offsetting factors including lower revenues due to the genericisation of Zanaflex, no new product acquisitions, the elimination of all revenues from the risk sharing arrangements with Autoimmune and Pharma Marketing Limited, the significant investment in Elan's focused research and development pipeline, the implementation of our cost reduction program and the divestiture of non-core businesses some of which although non-core, are profitable. The company is targeting, as part of its recovery plan, to generate positive earnings before interest, tax, depreciation and amortisation (EBITDA) in the 18-month period ending December 31, 2003. While the objective is to generate positive EBITDA, the amount may vary depending upon, among other things, which businesses, assets and products are disposed of and the precise timing of such disposals.

In addition to the cost reduction and divestiture program and to further strengthen the company's cash position, capital expenditures and financial investments will be limited to those businesses in Elan's core therapeutic areas as described above.

Elan believes that the company has sufficient cash, liquid resources and investments and other assets that are capable of being monetised to meet its liquidity requirements. The focus of the recovery plan is on reinforcing financial flexibility through operational cash generation and cash disposals.

Other Actions since June 30

In addition to acquiring the royalty rights held by Autoimmune, Elan has also taken the following actions representing the initial steps in its recovery plan:

- Significant senior management changes;
- Elected not to exercise its purchase option to acquire certain dermatology products from GlaxoSmithKline, thereby eliminating future product payments of approximately $180 million as reported in Elan's second quarter financial results press release today;
- Repayment in full of the $325 million Revolving Credit Facility and termination of the facility; and
- Repayment at maturity of $62.6 million 3.5% convertible notes.

The full presentation of our Recovery Plan can be accessed on our web site at www.elan.com.

About Elan

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document and the attachments contain forward-looking statements about Elan's financial results and estimates, business prospects and products under development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirement; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; trends towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property both domestically and internationally; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in US and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the outcome of the ongoing SEC investigation and shareholder litigation, and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: 

William F. Daniel
Company Secretary

Date: July 31, 2002